SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Dynatronics Corporation
(Name of Issuer)

Common Stock, $no par value
(Title of Class of Securities)

268157
(CUSIP Number)

Provco Ventures I LP
795 E. Lancaster Ave. Suite 200
Villanova, PA 19085
(610) 520-2010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for the Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268157

(1)	Names of Reporting Persons

Provco Ventures I LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) N/A
(b) N/A

(3)	SEC Use Only

(4)	Source of Funds (See Instructions):

N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

N/A

(6)	Citizenship or Place of Organization

U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power: (8) Shared Voting Power: (9) Sole Dispositive Power: (10) Shared Dispositive Power:	1,140,996 N/A 1,140,996 N/A

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,140,996 shares of common stock

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11):

24.0% of common stock

(14)	Type of Reporting Person (See instructions):

PN

This Amendment No. 1 amends the Schedule 13D dated July 10, 2015 (as amended, the "Schedule 13D") of Provco Ventures I LP, in respect of the shares of common stock, no par value (the "Common Stock"), of Dynatronics Corporation, a Utah corporation (the "Issuer"), as follows (unless otherwise indicated, all capitalized terms used but not define herein have the meaning ascribed to such terms in the Schedule 13D):

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraph at the beginning thereof:

As reported in its Current Report on Form 8-K filed April, 4, 2017, on April 3, 2017, the Issuer closed on the sale of equity securities pursuant to the terms of a Securities Purchase Agreement (the "Securities Purchase Agreement") entered into with certain accredited investors.  The equity securities consisted of 1,559,000 Units at $5.00 per Unit, with each Unit comprised of one share of Common Stock at $2.50 per share, one share of Series B Convertible Preferred Stock, no par value per share ("Series B Preferred Stock") at $2.50 per share, and a warrant to purchase 1.5 shares of Common Stock, exercisable at $2.75 per share for six years.  Except as specifically set forth hereafter, under the terms of the Securities Purchase Agreement, the issuance of the shares of Common Stock included in the Units and underlying the conversion, payment of dividends and redemption of the Series B Preferred Stock, and the execution of the warrants were made conditional upon obtaining approval of the Issuer's shareholders.  Notwithstanding the foregoing, at the closing, the Issuer issued a total of 600,000 shares of Common Stock to two investors, which issuance was not subject to shareholder approval.  That issuance resulted in the reduction of the Reporting Persons' beneficial ownership of Common Stock to 24.0%.1

Item 4. Purpose of the Transaction.

Item 4 is hereby amended to include the following:

On December 16, 2015, the Issuer appointed David B. Holtz as an additional "Preferred Director" nominated by the holders of the Series A Convertible Preferred Stock (the "Series A Preferred Stock").

In connection with the closing of the Securities Purchase Agreement, the Reporting Person purchased 200,000 Units, comprised of 200,000 shares of Common Stock at $2.50 per share, 200,000 shares of Series B Preferred Stock at $2.50 per share, and warrants to purchase 300,000 shares of Common Stock at $2.75 per share.  As described in Item 3 above, the issuance of the shares of Common Stock included in such Units and underlying the conversion, payment of dividends and redemption of such Series B Preferred Stock, and the execution of such warrants is conditioned upon approval by the Issuer's shareholders.

On December 28, 2016, the Reporting Person entered into Securities Purchase Agreement (the "December Series A Purchase Agreement"), pursuant to which the Reporting Person purchased 84,000 shares of the Issuer's Series A Preferred Stock at $2.50 per share and warrants to purchase 126,000 shares of Common Stock at $2.75 per share.  Under the terms of the December Series A Purchase Agreement, the issuance of the shares of Common Stock underlying the payment of dividends and the execution of such warrants is conditioned upon approval by the Issuer's shareholders.

1 Based upon 3,678,798 shares of issued and outstanding shares of the Issuer's common stock as reported in the Issuer's Preliminary Proxy Statement filed April 14, 2017. Pursuant to Rule 13d-3 promulgated by the Commission, to compute the Reporting Person's beneficial ownership of shares of the Issuer's common stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by the Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) with the following:

(a) As of April 14, 2017, the Reporting Person beneficially owned (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 1,140,996 shares of Common Stock, consisting of 56,996 shares of Common Stock, 484,000 shares of Common Stock underlying Series A Preferred Stock that may be converted by the Reporting Person, and 600,000 shares of Common Stock underlying warrants that may be exercised by the Reporting Person. The aggregate shares represent approximately 24.0% of the outstanding voting common stock of the Issuer.

Item 5 is hereby further amended by adding the following to Item 5(c) at the beginning thereof:

On April 3, 2017, the Reporting Person was issued 7,814 shares of Common Stock as dividends with respect to Series A Preferred Stock purchased by the Reporting Person on June 30, 2015.  Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the class of securities reported herein during the past 60 days.

Item 7. Material to be filed as Exhibits.

Exhibit No. Description

1.
Securities Purchase Agreement, dated as of March 21, 2017, by and between Dynatronics Corporation and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2017).

2.
Securities Purchase Agreement, dated as of December 28, 2016, by and between Dynatronics Corporation and the purchasers identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to Dynatronics Corporation's current report on Form 8-K filed with the Securities and Exchange Commission on January 3, 2017).

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: April 18, 2017	Provco Ventures I LP By: Provco, LLC, its general partner By: /s/ David B. Holtz Title: VP